July 16, 2010

Kevin Woody
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Essex Property Trust, Inc.
File No. 001-13106
Form 10-K for Fiscal Year Ended December 31, 2009
Definitive Proxy on Schedule 14A

Dear Mr. Woody:

Essex Property Trust, Inc. (the “Company” or “Essex”), submits this letter in response to comments from the staff (the “Staff’) of the Securities and Exchange Commission (the “SEC”) received by facsimile, dated June 10, 2010, related to the above filings.

In this letter, we have recited the comments from the Staff italicized, bold type, and have followed each comment with the Company’s response in regular type.  The numbering of the Company’s responses set forth corresponds to the numbering in the Staff’s letter.

Form 10-K for the year ended December 31, 2009

Item 2. Properties

Occupancy Rates, page 15

1.
We note that your disclosure reflects the “financial occupancy” rate with respect to stabilized communities and the “physical occupancy” rate with respect to properties that have not yet stabilized.  Please expand this disclosure to also report the physical occupancy rate for all of your properties on a portfolio basis. Also, please explain in more detail how you estimate the market rate used in your calculation of financial occupancy.  Confirm that you will provide this disclosure in future filings and tell us how you plan to comply.

Response

In response to this comment, as disclosed on page 15 of the 10-K, “the Company believes that the “financial occupancy” rate is a meaningful measure of occupancy because it considers the value of all apartment units, with occupied units valued at contractual rental rates pursuant to leases and vacant units valued at estimated market rents.”  The difference between the financial occupancy rate and the “physical occupancy” rate is not material, and the Company believes that reporting financial occupancy is a better performance metric for reporting occupancy for stabilized communities compared to physical occupancy.  Therefore, the Company would prefer to disclose only the financial occupancy rate for our stabilized properties in our future filings, and the Company believes disclosing financial as well as physical occupancy for stabilized properties would be confusing and is not a required disclosure.  For apartment communities that are development properties in lease-up without stabilized occupancy figures, the Company believes the physical occupancy rate is the appropriate performance metric.  While an apartment community is in the lease-up phase, the Company’s primary motivation is to stabilize the property which may entail the use of rent concessions and other incentives, and thus financial occupancy which is based on contractual revenue is not considered the best metric to quantify occupancy.  This additional disclosure will be included in future filings.

Market rates are determined using a variety of factors such as effective rental rates at the property based on recently signed leases and asking rates for comparable properties in the market.  The recently signed effective rates at the property are used as the starting point in the determination of the market rates of vacant units.  The Company then increases or decreases these rates based on the supply and demand in the apartment community’s market.  The Company will check the reasonableness of these rents based on its position within the market and compare the rents against the asking rents by comparable properties in the market.  This information will be included in future filings.

Item 6. Selected Financial Data, page 26

2.
Please tell us if you considered Same-property gross operating margin, Average same-property monthly rental rate per apartment unit, Average same-property monthly operating expenses per apartment unit and Same-property occupancy rate to be non-GAAP measures under Item 10(e) of Regulation S-K.  To the extent you believe these are not non-GAAP measures, please tell us how you made this determination.  To the extent you believe these are non-GAAP measures, please tell us how you have compiled with Item 10(e) of Regulation S-K.

Response

In response to this comment, the Company will not include the calculation of Same-property gross operating margin, Average same-property monthly rental rate per apartment unit, Average same-property monthly operating expenses per apartment unit and Same-property occupancy rate in Item 6, Selected Financial Data in future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 29

3.
Please refer to the discussion of 2009/2008 Same Property Revenues on page 30.  We note that revenues decreased in 2009 due to a decrease in scheduled rents.  Please tell us the reasons for the decreases in scheduled rents.  Similarly, please tell us the reasons that management fees earned from Fund II, as disclosed under “Management and other fees from affiliates” increased in 2009 compared to 2008.  Confirm that you will provide similar disclosure throughout your discussion of results of operations in future filings.

Response

In response to this comment, the Company experienced a decrease in scheduled rents due to the slowdown in the economy, which accelerated in the fourth quarter of 2008 and continued into 2009, coupled with continued job losses and/or lack of job growth.  Since the fourth quarter of 2008 and continuing into the fourth quarter of 2009, the Company experienced a decrease in gross revenue in comparison to the prior year in the Company’s markets as the economic slowdown continued to impact existing and prospective residents.  Property management fees earned from Fund II increased by $0.3 million in 2009 compared to 2008, due to property management fees earned from the stabilization of two development communities during the second half of 2009 that were under development during 2008.  The Company will provide similar disclosure throughout the Company’s discussion of results of operations in future filings.

Item 9A.Controls and Procedures, page 41

4.
Please tell us how you have complied with Item 307 of Regulation S-K, or tell us how you determined it was appropriate to qualify your conclusion that your disclosure controls and procedures are effective “in timely alerting management to material information relating to the Company that is required to be included in our periodic filings with the Securities and Exchange Commission.”

Response

In response to this comment, the Company advises the Staff that it did not intend to qualify the conclusion in its Form 10-K that its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective as of December 31, 2009.

In future filings, and assuming that this conclusion continues to be accurate, the Company will clarify that its conclusion is without qualification by setting forth the following disclosure in response to Item 307:

As of (date), we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under  the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of (date), our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer or Chief Financial Officer, to allow timely decisions regarding required disclosure.

Financial Statements

Consolidated Balance Sheets, F-4

5.	Please tell us and disclose the provisions of your Series G Cumulative Convertible Preferred Stock that required classification outside of Stockholders’ Equity.

Response

As disclosed on page F-14, “The Company’s Series G Cumulative Convertible Preferred Stock (“Series G Preferred Stock”) contains fundamental change provisions that allow the holder to redeem the preferred stock for cash if certain events occur.  The redemption under these provisions is not solely within the Company’s control, thus the Company has classified the Series G Preferred Stock as temporary equity in the accompanying consolidated balance sheets.”

Consolidated Statements of Operations, page F5

6.	In light of your placement of interest expense, please tell us how you have complied with Rule 5-03 of Regulation S-X

Response

In compliance with Rule 5-03 of Regulation S-X, the Company will present interest income below Earnings from Operations in all future filings.

(2) Summary of Critical and Significant Accounting Policies

(f) Marketable Securities, F-11

7.	Please tell us how you have complied with ASC 320-10-50, or tell us how you have determined it was not necessary to provide the applicable disclosures for your available for sale securities.

Response

As of December 31, 2009, the Company’s marketable securities consisted of treasury debt and investment-grade unsecured bonds, therefore in accordance with ASC 320-10-50 the Company provided the fair value on the consolidated balance sheet on page F-4, and the unrealized gain on page F-6.  As of December 31, 2009, there was no other than temporary impairment that required disclosure.  In all future filings, the Company will include the amortized cost basis, total net gains or losses included in other comprehensive income, and information about the contractual maturity dates of all major types of securities.

(16) Commitments and Contingencies, page F-29

8.
Please tell us how you have complied with paragraph 4 of ASC 460-10-50, or tell us why you believe it was not necessary to include these disclosures for your performance guarantee related to the Joule Broadway development.

Response

In accordance with paragraph 4 of ASC 460-10-50 the Company will include the following disclosure in future filings for the Company’s performance guarantee related to the Joule Broadway development:

The Company provided a construction completion guarantee to the lender in order to fulfill the lender’s standard financing requirements related to the construction of the Joule Broadway community.  The outstanding balance for the construction loan is included in mortgage notes payable in the Company’s consolidated balance sheets.  The construction completion guarantee is for the life of the loan, which is scheduled to mature on June 1, 2011, with two, one-year extension options.  As of December 31, 2009, the Company was in compliance with all terms of the construction loan and the construction of the community is expected to be completed on time and within budget.  The maximum exposure of the guarantee as of December 31, 2009 was $76.0 million based on the construction costs that were budgeted to be incurred to complete the construction.

Exhibit 31.1 and 31.2

9.
We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a).  Specifically, we note you have replaced the word “control” with “controls” in paragraph 4(b) and you have replaced the word “information” with “data” in paragraph 5(a).  Please revise your certifications in future filings to comply with the Exchange Act Rules.

Response

In future filings, we will revise the certifications as set forth in this comment.

Schedule 14A

Executive Compensation, page 15

10.
We note that you have not included any disclosure in response to Item 402(s) of regulation S-K.  Please tell us of the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.

Response

Item 402(s) requires disclosure of the Company's compensation practices and policies for employees as they relate to risk management practices and risk-taking incentives, to the extent that risks arising from the policies and practices "are reasonably likely to have a material adverse effect on the registrant…"  The item requires this disclosure if and to the extent the defined risks exist, but does not require a statement to the effect that such risks do not exist.

The Company believes that its compensation practices and policies are not likely to have a material adverse effect on the Company based primarily on the following:

a)
The Company’s equity incentive compensation is to provide performance incentives based on stock appreciation for long-term retention of management.  The compensation committee has the authority to set the performance criteria for the Z and Z-1 units of the partnership at the beginning of each year.  To provide incentives to management for 2009 and 2010 the Committee established performance goals consistent with the board approved operating plan.

b)	The Company is a real estate investment trust that is engaged primarily in the ownership, operation, management, acquisition, development and redevelopment of predominantly apartment communities.

i)
As an integrated real estate operating company, we do not have separate trading or other business units that would expose the Company to material risks from securities trading or financial transactions, derivatives, or similar exposures that may be germane to financial institutions, companies with potentially volatile finance or other operations that differ from such companies' core operations, or companies diversified across many lines of businesses with materially different risk profiles (and differing compensation policies).

ii)
The Company believes the risks material to the Company are those that derive from broad-based economic trends and specific trends related to the type of real estate we own and operate in our relevant markets, as discussed in the risk factors in our periodic reports.  We do not believe that these risks are materially affected by or materially arise from our compensation policies and practices.

iii)
The Company does not compensate any management or other employees based on the specific outcomes or transactions related to the interest rate hedging and interest rate liabilities discussed in Item 7A of our last Form 10-K (except to the extent that the individual performance goals of the principal financial officer include identifying and proposing capital raising transactions discussed in the last CD&A).

c)
The Company reviewed the features of the base salary, annual cash target bonus, equity incentive compensation, deferred compensation, severance plan and perquisites discussed in our last CD&A, or the equivalent thereof to the extent available to other employees.  The Company believes these features do not include risks defined in Item 402(s), primarily because these practices and policies do not relate to specific business units or issues of the types listed by way of example in Item 402(s), our compensation features are historically customary in the REIT industry, and we believe that our board and its compensation and audit committees provide adequate oversight of our management compensation policies and practices to mitigate the chance that there would be compensation risks that are likely to have a material adverse effect.

d)	The internal review and board committee review process described below.

The process by which we analyzed Item 402(s) included the following:

a)
The Company’s internal team responsible for preparing the last proxy statement reviewed and discussed with our outside legal counsel the requirements of Item 402(s) and analyzed internally with senior management whether the defined compensation policies and practices are reasonably likely to have the defined risks.

b)
The compensation committee and audit committee of our board of directors considered the extent of the risks associated with the Company's compensation policies and practices as they relate to risk management practices and risk-taking incentives, and concluded that those policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

Compensation Discussion and Analysis, page 15

Annual Bonuses, page 17

11.
As you do for 2010, please disclose the target bonus amounts that you have established for each named executive officer for 2009.  In addition, please clarify how target amounts are determined, and explain why some executive officers receive target amounts that are a higher percentage of base salary than others.  Please provide this disclosure in future filings and tell us how you plan to comply.

Response

The 2009 target bonus amounts for the named executive officers (“NEOs”) ranged from 100% to 125% of base salary.  The 2010 targets are the same as the actual amounts paid in 2009 as reported in the summary compensation table with the exception of the chief financial officer, whose actual bonus in 2009 was $350,000 and his target for 2010 is $300,000.  As described in our CD&A, the annual bonuses are based primarily on discretionary and subjective reviews of individual and business performance factors determined by the Compensation Committee, and the peer group target bonuses were considered in the determination of the NEO’s target bonuses.  In 2009, Mr. Dance received a cash bonus that was $50,000 higher than his targeted bonus plus a $150,000 stock award for his exceeding his individual goals for 2009.  Mr. Dance has the lowest salary of the named executive officer as he has at least 15 years less tenure at the Company then the other NEO’s.  For these reasons, Mr. Dance is the only NEO that has targeted bonus amounts that are significantly higher percentage of base salary.  Management will include expanded disclosure to explain variances in percentages of bonuses to base salaries in future filings.

12.
We note that both corporate performance as well as individual performance is taken into consideration when deciding NEO annual bonuses.  For each NEO, please describe how individual performance affected that NEO’s 2009 annual bonus.  Please provide this disclosure in future filings and tell us how you plan to comply.

Response

As noted above, with the exception of Mr. Dance, the other NEO’s achieved their targeted bonus compensation based on the achievement of both their individual goals and the Company meeting its performance goals.  Mr. Dance exceeded his individual goals by actions taken under his leadership that significantly improved the financial condition and helped the Company achieve its FFO and per share income targets during a time of significant instability in the capital markets.  Accordingly, his cash bonus and stock award exceeded his targeted bonus by $200,000.  As described in our CD&A, the Company’s current compensation program does not have a formula that allocates the bonuses paid between individual and Company goals, and so we are not able to quantify the impact or describe how the individual performance impacted their annual bonuses for the other NEO’s that were paid their targeted bonus.  As noted above, annual target bonuses are based primarily on discretionary and subjective reviews.  As agreed to our response to comment 11, future filings will provide additional disclosures to the extent that the actual bonus paid differs from the targeted bonus by individual NEO or the Company exceeding its performance goals.

13.	You disclose that for 2009, the following specific goals were set for corporate performance:
•	Achieve a Funds from Operations (a “FFO”) per diluted share amount for 2009 of $5.91 per diluted share; and
•	Rank in the top quartile of multifamily REITs with respect to 2009 FFO per share growth
You provide similar disclosure regarding corporate performance goals for 2010.  Please also disclose how and why these specific performance goals for 2009 and 2010 were chosen.  Please refer to Item 402(b)(1) of Regulation S-K.  Please provide this disclosure in future filings and tell us how you plan to comply.

Response

The Company believes that FFO per share is its primary corporate performance measure.  The compensation committee sets an annual FFO per share target that is based on achieving a set dollar amount ($5.91 for 2009) and on a relative basis (ranking in the top quartile with respect to FFO per share growth).  The target levels for the dollar amount of FFO per share change from year to year and are dependent on a number of factors, including expectations surrounding  internal and external earnings, general economic conditions, real estate fundamentals and other specific circumstances facing the Company in the coming year.  The compensation committee also establishes FFO goals that are consistent with the board approved operating plan for the Company.   With respect to the goal of being in the top quartile of multifamily REITs with regard to FFO per share growth, such goal reflects the out performance by the Company of the results of at least 75% of such REITs and is useful for rewarding for performance on a relative basis.   In future filings, we will add disclosure, consistent with the foregoing, in the CD&A section.

***

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and the accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding this response to the undersigned.

Sincerely,

/s/ Michael T. Dance

Michael T. Dance
Executive Vice President, Chief Financial Officer
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, CA 94303

Direct: +1 650 849 1706
Fax: +1 650 858 0139
Email: mdance@essexpropertytrust.com